UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

SAFE BULKERS, INC.

(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F   o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  o          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

1. Press Release dated July 29, 2024: Safe Bulkers, Inc. Reports Second Quarter 2024 Results and Declares Dividend on Common Stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2024

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Reports Second Quarter 2024 Results and

Declares Dividend on Common Stock

Monaco – July 29, 2024 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three and six month periods ended June 30, 2024. The Board of Directors of the Company also declared a cash dividend of $0.05 per share of outstanding common stock.

Financial highlights
In million U.S. Dollars except per share data	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Six Months 2024	Six Months 2023
Net revenues	78.5	81.7	82.3	64.7	70.6	160.2	137.5
Net income	27.6	25.3	27.6	15.0	15.4	52.9	34.7
Adjusted Net income[1]	20.3	24.2	29.5	11.1	15.3	44.5	29.5
EBITDA[2]	49.2	47.9	48.8	34.8	34.4	97.1	72.6
Adjusted EBITDA [2]	41.8	46.8	50.7	30.9	34.3	88.7	67.4
Earnings per share basic and diluted[3]	0.24	0.21	0.23	0.12	0.12	0.45	0.27
Adjusted earnings per share basic and diluted [3]	0.17	0.20	0.25	0.08	0.12	0.37	0.22

Average daily results in U.S. Dollars
Time charter equivalent rate[4]	18,650	18,158	18,321	14,861	17,271	18,397	16,514
Daily vessel operating expenses[5]	6,254	5,442	4,642	5,357	6,477	5,840	6,017
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses[6]	5,089	5,038	4,232	4,720	5,224	5,063	5,179
Daily general and administrative expenses[7]	1,595	1,513	1,473	1,453	1,435	1,553	1,464

Selected financial highlights
In million U.S. Dollars	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023
Total cash[8]	81.6	87.1	98.8	83.3	88.5
Undrawn revolving credit facilities[9]	179.5	129.2	131.5	148.0	128.5
Financing commitments[10]	—	—	55.5	51.0	80.7
Unsecured debt[11]	105.6	107.9	108.6	103.8	106.7
Secured debt[12]	385.5	426.4	398.6	336.9	339.0
Total debt[13]	491.1	534.3	507.2	440.7	445.7
Number of vessels at period end	45	47	46	45	45
Average age of fleet	9.99	10.04	10.19	10.59	10.60
Net debt per vessel[14]	9.1	9.5	8.9	7.9	7.9

1 Adjusted Net income is a non-GAAP measure. Adjusted Net income represents Net income before impairment and loss on vessels held for sale, gain/(loss) on sale of assets, gain/(loss) on derivatives, early redelivery income/(cost), other operating expense and gain/(loss) on foreign currency. See Table 3.

2 EBITDA is a non-GAAP measure and represents Net income plus net interest expense, tax, depreciation and amortization. See Table 3. Adjusted EBITDA is a non-GAAP measure and represents EBITDA before gain/(loss) on derivatives, early redelivery income/(cost), other operating expenses and gain/(loss) on foreign currency. See Table 3.

3 Earnings per share ("EPS") and Adjusted EPS represent Net Income and Adjusted Net income less preferred dividend divided by the weighted average number of shares respectively. See Table 3.

4 Time charter equivalent ("TCE") rate represents charter revenues less commissions and voyage expenses divided by the number of available days. See Table 4.

5  Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the number of ownership days for such period. See Table 4.

6 Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by the number of ownership days for such period. See Table 4.

7  Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by the number of ownership days for such period. See Table 4.

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: "Key developments of the second quarter, include the stronger market compared to the previous year, the implementation of our new integrated management system in compliance with DryBMS standards, the order of two additional Phase 3 newbuilds consistent with our fleet renewal strategy, and the issuance of our 2023 sustainability report detailing our ESG practices and our vision for the future. Our strong liquidity and comfortable leverage enable us to be flexible with our capital allocation, remain focused on long-term value creation and at the same time reward our shareholders with a dividend of five cents per share of common stock."

Environmental Social Governance - 2023 Sustainability Report

In May 2024, the Company issued its 2023 Sustainability Report detailing its environmental, social and governance (“ESG”) practices and its vision for responding to the environmental concerns, addressing the needs of the societies it operates and enhancing its governance framework. The 2023 Sustainability Report has been prepared in accordance with the Global Reporting Initiative (“GRI”) Sustainability Reporting Guidelines, and the Sustainability Accounting Standards Board (“SASB”) recommendations for maritime transport, alongside additional indicators that are materially important to the Company and its stakeholders. The report is available for download and can be accessed from the Company’s website at: www.safebulkers.com/sustainability2023

Implementation of Integrated Management System in Compliance with DryBMS Standards

In June 2024, the Company voluntary implemented a new computerized Integrated Management System (“IMS”) in compliance with DryBMS Standards. The new IMS, which replaced the previously existing Safety Management System (“SMS’’), is in line with Rightship RISQ3, focuses on Crew Welfare and SSI Code of Conduct, and ensures the competence and commitment to the highest level of standards of the Company’s staff and fleet. The IMS facilitates higher levels of performance in terms of safety, health, security and pollution prevention for Company’s fleet, going beyond compliance with international legislation, recognized guidelines and common practices across the industry, providing the Company with the opportunity to work closely together with its charterers in raising industry standards.

8 Total Cash represents Cash and cash equivalents plus Time deposits and Restricted cash.

9 Undrawn borrowing capacity under revolving reducing credit facilities.

10 Secured financing commitments for loan and sale and lease back financings.

11 Unsecured debt represents the five-year tenor unsecured non-amortizing bond, net of deferred financing costs, maturing in February 2027.

12 Secured debt represents Long-term debt plus current portion of long-term debt, net of deferred financing costs.

13 Total Debt represents Unsecured debt plus Secured debt.

14 Net debt per vessel represents Total Debt less Total Cash divided by the number of vessels at period's end.

Environmental Investments - Dry-Dockings

The Company is gradually renewing its fleet with newbuilds designed to meet the most recent International Maritime Organization (the "IMO") regulations related to the reduction of greenhouse gas emissions (the "IMO GHG Phase 3") and  nitrogen oxides emissions (the "IMO NOx Tier III"), and selectively selling older vessels. As of July 19, 2024, the IMO GHG Phase 3 NOx Tier III newbuild program consisted of 18 vessels in the aggregate, including contracts for two methanol dual-fueled Kamsarmax newbuilds. Ten of such newbuild vessels have already been delivered to us. The aggregate capital expenditure of the newbuild program is approximately $662 million, of which $235.6 million is remaining to be paid.

Furthermore, the Company is continuing the environmental upgrade program of its existing fleet, targeting increased energy efficiency and lower fuel consumption, which is expected to reduce GHG emissions. As of July 19, 2024, 22 existing vessels have been upgraded. The cost of low friction paint applications that are part of the environmental upgrades is recorded as operating expenses, while the cost of energy saving devices is capitalized and recorded as capital expenditures.

During the second quarter of 2024, the Company completed dry dockings on two vessels, namely the Kypros Sea and the Kypros Land, dry dockings including environmental upgrades on two vessels, namely the Martine and the Stelios Y. Additionally, the Company completed the installation of its last scheduled exhaust gas cleaning device ("Scrubber") on the Capesize class vessel Stelios Y. Following this final installation, all eight of the Company’s Capesize class vessels are equipped with Scrubbers. During the third quarter of 2024 and as of July 19, 2024, the Company has completed dry docking, including environmental upgrades, on the Mount Troodos, and has initiated dry docking, including environmental upgrades, on the Pedhoulas Merchant. Moreover, the Company has scheduled environmental upgrades for two vessels, namely the Venus Heritage and the Pedhoulas Leader, with a total of 100 estimated aggregate down time days for all four vessels.

Fleet Update

As of July 19, 2024, we had a fleet of 46 vessels, one of which was held for sale, consisting of 9 Panamax, 12 Kamsarmax, 17 Post-Panamax and 8 Capesize class vessels, with an aggregate carrying capacity of 4.6 million dwt and an average age of 9.8 years. In our fleet, 11 vessels are eco-ships built 2014 onwards, 22 have been environmentally upgraded and 10 are IMO GHG Phase 3 - NOx Tier III ships built 2022 onwards, while 3 vessels are scheduled to be upgraded in the third quarter of 2024.

Orderbook

In April 2024, the Company entered into a contract for the acquisition of one Japanese, 82,000 dwt, Kamsarmax class IMO GHG Phase 3 - NOx Tier III dry-bulk newbuild vessel with scheduled delivery within the fourth quarter of 2026, sister vessel to an existing vessel in our fleet.

In June 2024, the Company entered into a contract for the acquisition of one Japanese, 81,800 dwt, Kamsarmax class IMO GHG Phase 3 - NOx Tier III dry-bulk newbuild vessel with scheduled delivery within the first quarter of 2027, sister vessel to a number of newbuilds in our orderbook.

As of July 19, 2024, we had an orderbook of eight IMO GHG Phase 3 - NOx Tier III Kamsarmax class newbuilds, two of which are methanol dual-fueled, with scheduled deliveries one in 2024, one in 2025, four in 2026 and two in 2027.

Vessel Sales

In February 2024, the Company entered into an agreement for the sale of the Maritsa, a 2005 Japanese-built, Panamax class dry-bulk vessel, the oldest vessel in our fleet, at a gross sale price of $12.2 million. The sale was consummated in May 2024.

In March 2024, the Company entered into an agreement for the sale of the Panayiota K, a 2010-built Post-Panamax class dry-bulk vessel, at a gross sale price of $20.5 million. The sale was consummated in April 2024.

In March 2024, the Company entered into an agreement for the sale of the Paraskevi 2, a 2011-built, Panamax class, dry-bulk vessel, at a gross sale price of $20.3 million, which is scheduled to be delivered to her new owners in July 2024.

Newbuild delivery

In July 2024, the Company took delivery of the Chinese-built Kamsarmax class Pedhoulas Farmer, its tenth IMO GHG Phase 3 - NOx Tier III newbuild, with advanced energy efficiency characteristics resulting in lower fuel consumption.

Chartering our Fleet

Our vessels are used to transport bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes. We intend to employ our vessels on both period time charters and spot time charters, according to our assessment of market conditions. Our customers represent some of the world’s largest consumers of marine drybulk transportation services. The vessels we deploy on period time charters provide us with visible and relatively stable cash flows, while the vessels we deploy in the spot market allow us to maintain our flexibility in low charter market conditions as well as provide an opportunity for a potential upside in our revenue when charter market conditions improve. The chartering of our vessels is arranged by our Managers15 without any management commission.

During the second quarter of 2024, we operated 45.43 vessels, on average earning a TCE of $18,650, compared to 44.01 vessels earning a TCE of $17,271 during the same period in 2023. As of July 19, 2024, we employed, or had contracted to employ, (i) 9 vessels in the spot time charter market (with up to three months` original duration) and (ii) 38 vessels in the period time charter market (with original duration in excess of three months). Of the vessels chartered in the period time charter market, 12 have an original duration of more than two years. The average remaining charter duration across our fleet was 0.7 years and we had contracted revenue of approximately $252.1 million, net of commissions, from our non-cancellable spot and period time charter contracts, excluding the Scrubber benefit.

15 Safety Management Overseas S.A., Safe Bulkers Management Monaco Inc., and Safe Bulkers Management Limited, each of which is referred to herein  as "our Manager" and collectively "our Managers".

As of July 19, 2024, all eight of our Capesize class vessels have been chartered in period time charters, five of which have remaining charter durations exceeding one year. The average remaining charter duration of our Capesize class vessels was 2.4 years and the average daily charter hire was $24,548, resulting in a contracted revenue of approximately $172.3 million net of commissions, excluding the additional compensation related to the use of Scrubbers.

Our contracted fleet employment profile as of July 19, 2024, is presented in Table 1 below.

Table 1: Contracted employment profile of fleet ownership days as of July 19, 2024

2024 (remaining)	62%
2024 (full year)	78%
2025	23%
2026	7%

Debt

As of June 30, 2024, our consolidated debt before deferred financing costs was $500.0 million, including the €100 million - 2.95% p.a. fixed coupon, non-amortizing, unsecured bond issued in February 2022, maturing in February 2027. Our consolidated leverage16 was approximately 32% and our weighted average interest rate during the three-month period ended June 30, 2024 was 6.43% inclusive of the applicable loan margin. During the three-month period ended June 30, 2024, we made scheduled principal payments of $7.4 million, voluntary debt prepayments of $88.1 million and drawings of $48.0 million under a new loan facility, and $14.0 million under our existing revolving facilities. The repayment schedule of our debt as of June 30, 2024, is presented in Table 2 below:

Table 2: Loan repayment Schedule as of June 30, 2024

(in USD million)

Ending December 31,	2024	2025	2026	2027	2028	2029	2030	2031-2034	Total
Secured debt	13.4	60.8	57.5	50.3	48.7	41.5	30.1	90.6	392.9
Unsecured debt	0.0	0.0	0.0	107.1	0.0	0.0	0.0	0.0	107.1
Total debt	13.4	60.8	57.5	157.4	48.7	41.5	30.1	90.6	500.0
Fleet scrap value[17]									353.2

16 Consolidated leverage is a non-GAAP measure and represents total consolidated liabilities divided by total consolidated assets. Total consolidated assets are based on the market value of all vessels, as provided by independent broker valuers on quarter-end, owned or leased on a finance lease taking into account their employment, and the book value of all other assets. This measure assists our management and investors by increasing the comparability of our leverage from period to period.

17 The fleet scrap value is calculated on the basis of fleet aggregate light weight tons ("lwt"), excluding held for sale vessels, and market scrap rate of $520.0/lwt ton (Clarksons data) on June 30, 2024 and $512.5/lwt ton (Clarksons data) on July 19, 2024.

Liquidity, capital resources, capital expenditure requirements and debt as of June 30, 2024

As of June 30, 2024, we had a fleet of 45 vessels, one of which was held for sale, and an orderbook of nine newbuilds. In relation to our orderbook, we had paid $109.9 million and had $252.1 million of remaining capital expenditure requirements.

We had $81.6 million in cash, cash equivalents, bank time deposits and restricted cash and $179.5 million in undrawn borrowing capacity available under existing revolving reducing credit facilities. The gross sale proceeds of our held for sale vessel amounted to $20.3 million, the vessel being debt free. Furthermore, we had contracted revenue of approximately $252.3 million, net of commissions, from our non-cancellable spot and period time charter contracts excluding the Scrubber benefit, and additional borrowing capacity in connection with the financing of four unencumbered vessels and nine newbuilds upon their delivery.

In relation to capital expenditure requirements of the nine newbuilds, the schedule of payments was $45.6 million in the second half of 2024, $40.1 million in 2025, $109.9 million in 2026 and $56.5 million in 2027.

The scrap value17 of our fleet, excluding our held for sale vessel, was $353.2 million and the outstanding consolidated debt before deferred financing costs was $500.0 million, including the unsecured bond.

Liquidity, capital resources, capital expenditure requirements and debt as of July 19, 2024

As of July 19, 2024, we had a fleet of 46 vessels, one of which was held for sale, and an orderbook of eight newbuilds. In relation to our orderbook, we have paid $90.6 million and had $235.6 million of remaining capital expenditure requirements.

We had $77.0 million in cash, cash equivalents, bank time deposits, restricted cash and $179.5 million in undrawn borrowing capacity available under existing revolving reducing credit facilities. The gross sale proceeds of our held for sale vessel amounted to $20.3 million, the vessel being debt free. Furthermore, we had contracted revenue of approximately $252.1 million, net of commissions, from our non-cancellable spot and period time charter contracts excluding the Scrubber benefit, and additional borrowing capacity in connection with the financing of four unencumbered vessels and eight newbuilds upon their delivery.

In relation to capital expenditure requirements of the eight newbuilds, the schedule of payments was $29.1 million in the second half of 2024, $40.1 million in 2025, $109.9 million in 2026 and $56.5 million in 2027.

The scrap value17 of the fleet, excluding our held for sale vessel, was $354.8 million and the outstanding consolidated debt before deferred financing costs was $501.5 million, including the unsecured bond.

Dividend Policy

On July 29, 2024, the Board of Directors of the Company declared a cash dividend on the Company's common stock of $0.05 per share which is payable on September 5, 2024, to the shareholders of record of the Company's common stock at the close of trading on August 21, 2024. As of July 19, 2024, the Company had 106,770,420 shares of common stock issued and outstanding.

In July 2024, the Board of Directors of the Company declared a cash dividend of $0.50 per share on each of its Series C preferred shares (NYSE: SB.PR.C) and Series D preferred shares (NYSE: SB.PR.D) for the period from April 30, 2024 to July 29, 2024. The dividend will be paid on July 30, 2024, to all shareholders of record as of July 19, 2024 of the Series C Preferred Shares and of the Series D Preferred Shares, respectively.

In April 2024, the Board of Directors of the Company declared a cash dividend on the Company's common stock of $0.05 per share which was paid on May 30, 2024 to the shareholders of record of the Company's common stock at the close of trading on May 17, 2024.

In April 2024, the Board of Directors of the Company declared a cash dividend of $0.50 per share on each of its Series C preferred shares (NYSE: SB.PR.C) and Series D preferred shares (NYSE: SB.PR.D) for the period from January 30, 2024 to April 29, 2024. The dividend was paid on April 30, 2024, to all shareholders of record as of April 18, 2024 of the Series C Preferred Shares and of the Series D Preferred Shares, respectively.

The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. There is no guarantee that the Company’s Board of Directors will determine to issue cash dividends in the future. The timing and amount of any dividends declared will depend on, among other things: (i) the Company's earnings, fleet employment profile, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to the Company’s growth, fleet renewal and leverage strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in the Company’s existing and future debt instruments; and (v) global economic and financial conditions.

War in Ukraine

As a result of the war between Russia and Ukraine that commenced in February 2022, the US, the EU, the UK, Switzerland and other countries and territories have announced unprecedented levels of sanctions and other measures against Russia and certain Russian entities and nationals. We intend on complying with these requirements and addressing their potential consequences. While we do not have any Ukrainian or Russian crews, our vessels currently do not sail in the Black Sea and we conduct limited operations in Russia, we will continue to monitor the situation to assess whether the conflict could have any impact on our operations or financial performance.

Trade disruption in the Red Sea and conflicts in Middle East

Following attacks on merchant vessels in the region of the southern end of the Red Sea, there is disruption in the maritime trade and supply chains towards the Mediterranean Sea through the Suez Canal. Since the beginning of this disruption, we have diverted our fleet from sailing in the Red Sea region. The conflicts in the Middle East represent additional geopolitical and economic risks that could increase the volatility of the global economy. While our vessels currently do not sail in the Red Sea, we will continue to monitor the situation to assess whether there will be any impact on our operations which could negatively affect our results of operations and financial condition.

Conference Call

On Tuesday, July 30, 2024, at 10:00 A.M. Eastern Time, the Company’s management team will host a conference call to discuss the Company’s financial results.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In), or +0 800 756 3429 (UK Toll-Free Dial In). Please quote “Safe Bulkers” to the operator and/or conference ID 13747333. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website www.safebulkers.com and click on Events & Presentations. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Second Quarter 2024 Results

During the second quarter of 2024, we operated in a stronger charter market environment compared to the same period in 2023, with increased revenues due to higher charter hires, increased earnings from Scrubber fitted vessels and higher interest expenses due to increased interest rates. During the second quarter of 2024, we operated 45.43 vessels on average, earning an average TCE of $18,650 compared to 44.01 vessels earning an average TCE of $17,271 during the same period in 2023. The Company's net income for the second quarter of 2024 was $27.6 million compared to net income of $15.4 million during the same period in 2023. The main factors driving the change in net income are as follows:

Net revenues: Net revenues increased by 11% to $78.5 million for the second quarter of 2024, compared to $70.6 million for the same period in 2023. This is due to higher revenues from charter hires and increased revenues earned by our Scrubber fitted vessels as well as due to the increased average number of vessels during the second quarter of 2024.

Vessel operating expenses: Vessel operating expenses remained stable at $25.9 million for the second quarter of 2024 compared to $25.9 million for the same period in 2023 despite the increased average number of vessels operated during the second quarter of 2024. Spare parts, stores and provisions decreased to $5.0 million for the second quarter of 2024, compared to $5.9 million for the same period in 2023 and crew wages and crew expenses increased to $10.1 million for the second quarter of 2024, compared to $9.7 million for the same period in 2023, mainly due to the increased average number of vessels during the second quarter of 2024.

The Company expenses dry-docking and pre-delivery costs as incurred, which costs vary from period to period. Excluding dry-docking costs and pre-delivery expenses of $4.8 million and $5.0 million for the second quarter of 2024 and 2023, respectively, vessel operating expenses increased by 1% to $21.1 million during the second quarter of 2024 in comparison to $20.9 million during the same period of 2023. Dry-docking expense is related to the number of dry-dockings in each period and pre-delivery expenses are related to the number of vessel deliveries and second-hand acquisitions in each period. Other shipping companies may defer and amortize dry-docking expense, while many do not include dry-docking expenses within vessel operating expenses costs but present these separately.

Depreciation: Depreciation expense increased by $0.9 million, or 8% to $14.1 million for the second quarter of 2024, compared to $13.2 million for the same period in 2023, due to the increased number of vessels during the second quarter of 2024.

Voyage expenses: Voyage expenses decreased marginally to $4.1 million for the second quarter of 2024, compared to $4.2 million for the same period in 2023.

Gain on assets sale: Gain on sale of assets increased to $6.6 million in the second quarter of 2024, as a result of a gain from the sale of the Maritsa and the Panayiota K, compared to no vessel sales for the same period in 2023.

Interest expense: Interest expense increased to $7.6 million in the second quarter of 2024 compared to $5.7 million for the same period in 2023, mainly due to the increased weighted average interest rate of 6.43% during the second quarter of 2024, compared to 5.94% for the same period in 2023, as a result of higher USD rates and the increased weighted average loans outstanding.

Daily vessel operating expenses18: Daily vessel operating expenses, calculated by dividing vessel operating expenses by the ownership days of the relevant period, decreased by 3% to $6,254 for the second quarter of 2024 compared to $6,477 for the same period in 2023. Daily vessel operating expenses excluding dry-docking and predelivery expenses decreased by 3%  to $5,089 for the second quarter of 2024 compared to $5,224 for the same period in 2023.

Daily general and administrative expenses18: Daily general and administrative expenses, which include management fees payable to our Managers and daily company administration expenses, increased by 11% to $1,595 for the second quarter of 2024, compared to $1,435 for the same period in 2023, due to the increase in the management fees payable to our Managers.

Balance sheet

Assets held for sale: As of June 30, 2024, we classified the assets directly associated with the vessel Paraskevi 2 as assets held for sale and presented them on the balance sheet separately under current assets in the amount of $13.0 million, which represented the net book value of the vessel and her inventories. As of December 31, 2023, we had classified the assets directly associated with the vessel Pedhoulas Cherry as assets held for sale and presented them on the balance sheet separately under current assets in the amount of $24.2 million, which represented the net book value of the vessel and her inventories.

18  See table 4

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(In thousands of U.S. Dollars except for share and per share data)

	Three-Months Period Ended June 30,		Six-Months Period Ended June 30,
	2023	2024	2023	2024
REVENUES:
Revenues	73,315	81,947	142,808	166,922
Commissions	(2,698)	(3,399)	(5,346)	(6,705)
Net revenues	70,617	78,548	137,462	160,217
EXPENSES:
Voyage expenses	(4,226)	(4,115)	(10,157)	(8,975)
Vessel operating expenses	(25,940)	(25,852)	(47,833)	(49,165)
Depreciation	(13,167)	(14,138)	(26,179)	(28,491)
General and administrative expenses	(5,748)	(6,592)	(11,637)	(13,072)
Gain on sale of assets	—	6,615	4,637	8,881
Operating income	21,536	34,466	46,293	69,395
OTHER (EXPENSE) / INCOME:
Interest expense	(5,741)	(7,568)	(11,348)	(15,840)
Other finance cost	(402)	(171)	(420)	(340)
Interest income	455	782	827	1,644
Gain/(loss) on derivatives	339	266	1,551	(2,159)
Foreign currency (loss)/gain	(283)	463	(1,031)	1,706
Amortization and write-off of deferred finance charges	(520)	(643)	(1,177)	(1,513)
Net income	15,384	27,595	34,695	52,893
Less Preferred dividend	2,000	2,000	4,000	4,000
Net income available to common shareholders	13,384	25,595	30,695	48,893
Earnings per share basic and diluted	0.12	0.24	0.27	0.45
Weighted average number of shares	112,949,196	106,768,296	115,663,407	108,600,381

	Six-Months Period Ended June 30,
	2023	2024
(In millions of U.S. Dollars)
CASH FLOW DATA
Net cash provided by operating activities	61.3	76.2
Net cash used in investing activities	(70.7)	(34.8)
Net cash used in financing activities	(14.3)	(52.7)
Net decrease in cash and cash equivalents	(23.7)	(11.3)

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands of U.S. Dollars)

	December 31, 2023	June 30, 2024
ASSETS
Cash and cash equivalents, time deposits, and restricted cash	89,942	72,281
Other current assets	32,550	29,543
Assets held for sale	24,229	12,993
Vessels, net	1,091,518	1,099,030
Advances for vessels	89,703	113,081
Restricted cash non-current	8,850	9,275
Other non-current assets	3,024	1,671
Total assets	1,339,816	1,337,874
LIABILITIES AND EQUITY
Current portion of long-term debt	24,781	24,370
Other financing liability	748	—
Other current liabilities	30,204	29,934
Long-term debt, net of current portion	482,391	466,778
Other non-current liabilities	9,181	9,252
Shareholders’ equity	792,511	807,540
Total liabilities and equity	1,339,816	1,337,874

TABLE 3

RECONCILIATION OF ADJUSTED NET INCOME, EBITDA, ADJUSTED EBITDA AND ADJUSTED EARNINGS PER SHARE

	Three-Months Period Ended June 30,		Six-Months Period Ended June 30,
(In thousands of U.S. Dollars except for share and per share data)	2023	2024	2023	2024
Adjusted Net Income
Net Income	15,384	27,595	34,695	52,893
Less Gain on sale of assets	—	(6,615)	(4,637)	(8,881)
Less (Gain)/loss on derivatives	(339)	(266)	(1,551)	2,159
Plus Foreign currency loss/(gain)	283	(463)	1,031	(1,706)
Adjusted Net income	15,328	20,251	29,538	44,465
EBITDA - Adjusted EBITDA
Net Income	15,384	27,595	34,695	52,893
Plus Net Interest expense	5,286	6,786	10,521	14,196
Plus Depreciation	13,167	14,138	26,179	28,491
Plus Amortization and write-off of deferred finance charges	520	643	1,177	1,513
EBITDA	34,357	49,162	72,572	97,093
Less Gain on sale of assets	—	(6,615)	(4,637)	(8,881)
Less (Gain)/loss on derivatives	(339)	(266)	(1,551)	2,159
Plus Foreign currency loss/(gain)	283	(463)	1,031	(1,706)
ADJUSTED EBITDA	34,301	41,818	67,415	88,665
Earnings per share
Net Income	15,384	27,595	34,695	52,893
Less Preferred dividend	2,000	2,000	4,000	4,000
Net income available to common shareholders	13,384	25,595	30,695	48,893
Weighted average number of shares	112,949,196	106,768,296	115,663,407	108,600,381
Earnings per share	0.12	0.24	0.27	0.45
Adjusted Earnings per share
Adjusted Net income	15,328	20,251	29,538	44,465
Less Preferred dividend	2,000	2,000	4,000	4,000
Adjusted Net income available to common shareholders	13,328	18,251	25,538	40,465
Weighted average number of shares	112,949,196	106,768,296	115,663,407	108,600,381
Adjusted Earnings per share	0.12	0.17	0.22	0.37

- EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share are non-US GAAP financial measurements.

- EBITDA represents Net income before interest, income tax expense, depreciation and amortization.

- Adjusted EBITDA represents EBITDA before gain on sale of assets, gain/(loss) on derivatives, and gain/(loss) on foreign currency.

- Adjusted Net income represents Net income before gain on sale of assets, gain/(loss) on derivatives, gain/(loss) on foreign currency.

- Adjusted earnings per share represents Adjusted Net income less preferred dividend divided by the weighted average number of shares.

- EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Company believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Company believes that including these supplemental financial measures assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our financial and operational performance in assessing whether to continue investing in us. The Company believes that EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share are useful in evaluating the Company’s operating performance from period to period because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, the calculation of Adjusted EBITDA and Adjusted Net Income/(loss) generally further eliminates from EBITDA and Net Income/(loss) respectively the effects from impairment and loss on vessels held for sale, gain/(loss) on sale of assets, gain/(loss) on derivatives, early redelivery income/(cost), other operating expenses and gain/(loss) on foreign currency, items which may vary from year to year and for different companies for reasons unrelated to overall operating performance. EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. While EBITDA and Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. In evaluating Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share should not be construed as an inference that our future results will be unaffected by the excluded items.

TABLE 4: FLEET DATA, AVERAGE DAILY INDICATORS RECONCILIATION

	Three-Months Period Ended June 30,		Six-Months Period Ended June 30,
	2023	2024	2023	2024
FLEET DATA
Number of vessels at period end	45	45	45	45
Average age of fleet (in years)	10.60	9.99	10.60	9.99
Ownership days (1)	4,005	4,134	7,949	8,418
Available days (2)	3,844	3,991	7,709	8,221
Average number of vessels in the period (3)	44.01	45.43	43.92	46.25
AVERAGE DAILY RESULTS
Time charter equivalent rate (4)	$ 17,271	$ 18,650	$ 16,514	$ 18,397
Daily vessel operating expenses (5)	$ 6,477	$ 6,254	$ 6,017	$ 5,840
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses (6)	$ 5,224	$ 5,089	$ 5,179	$ 5,063
Daily general and administrative expenses (7)	$ 1,435	$ 1,595	$ 1,464	$ 1,553
TIME CHARTER EQUIVALENT RATE RECONCILIATION
(In thousands of U.S. Dollars except for available days and Time charter equivalent rate)
Revenues	$ 73,315	$ 81,947	$ 142,808	$ 166,922
Less commissions	(2,698)	(3,399)	(5,346)	(6,705)
Less voyage expenses	(4,226)	(4,115)	(10,157)	(8,975)
Time charter equivalent revenue	$ 66,391	$ 74,433	$ 127,305	$ 151,242
Available days (2)	3,844	3,991	7,709	8,221
Time charter equivalent rate (4)	$ 17,271	$ 18,650	$ 16,514	$ 18,397

_____________

(1) Ownership days represent the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2) Available days represent the total number of days in a period during which each vessel in our fleet was in our possession, net of off-hire days associated with scheduled maintenance, which includes major repairs, dry-dockings, vessel upgrades or special or intermediate surveys.

(3) Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(4) Time charter equivalent rate, or TCE rate, represents our charter revenues less commissions and voyage expenses during a period divided by the number of available days during such period. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on period time charters and spot time charters with daily earnings generated by vessels on voyage charters, because charter rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on period time charters and spot time charters generally are expressed in such amounts. We have only rarely employed our vessels on voyage charters and, as a result, generally our TCE rates approximate our time charter rates.

(5) Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period. Vessel operating expenses include crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance including dry-docking, statutory and classification expenses and other miscellaneous items.

(6) Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by ownership days for such period. Dry-docking expenses include costs of shipyard, paints and agent expenses and pre-delivery expenses include initially supplied spare parts, stores, provisions and other miscellaneous items provided to a newbuild acquisition prior to their operation.

(7) Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period. Daily general and administrative expenses include daily management fees payable to our Managers and daily company administration expenses.

Table 5: Detailed fleet and employment profile as of July 19, 2024

Vessel Name	Dwt	Year Built [1]	Country of Construction	Charter Type	Charter Rate [2]	Commissions [3]	Charter Period [4]
CURRENT FLEET
Panamax
Paraskevi 2[10]	75,000	2011	Japan	Spot	$ 17,250	5.00%	May 2024	July 2024
Zoe [11]	75,000	2013	Japan	Period	$ 16,750	3.75%	February 2024	November 2024
Koulitsa 2	78,100	2013	Japan	Period	$ 15,000	5.00%	November 2023	July 2024
				Period	$ 16,500	5.00%	July 2024	January 2025
Kypros Land[11]	77,100	2014	Japan	Period[13]	$ 13,800	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Sea	77,100	2014	Japan	Period[13]	$ 13,800	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	July 2025
Kypros Bravery	78,000	2015	Japan	Period[12]	$ 11,750	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Sky	77,100	2015	Japan	Period[12]	$ 11,750	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Loyalty	78,000	2015	Japan	Period[12]	$ 11,750	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	June 2024
					$ 14,423	3.75%	June 2024	September 2024
					BPI 82 5TC * 97% - $2,150	3.75%	September 2024	July 2025
Kypros Spirit	78,000	2016	Japan	Period[13]	$ 13,800	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	July 2025
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	Dry-Docking			July 2024	July 2024
Pedhoulas Leader	82,300	2007	Japan	Period[26]	$ 12,400	5.00%	November 2023	September 2024
Pedhoulas Commander	83,700	2008	Japan	Period	$ 17,850	5.00%	May 2024	November 2024
Pedhoulas Rose	82,000	2017	China	Period[18]	$ 14,375	5.00%	September 2023	July 2024
Pedhoulas Cedrus[14]	81,800	2018	Japan	Period	$ 20,250	5.00%	April 2024	September 2024
Vassos[8]	82,000	2022	Japan	Period	$ 16,000	3.75%	December 2023	August 2024
Pedhoulas Trader[20]	82,000	2023	Japan	Period	$ 16,100	5.00%	November 2023	July 2024
				Period	$ 19,500	5.00%	July 2024	July 2025
Morphou	82,000	2023	Japan	Period[36]	$ 17,526	5.00%	January 2024	November 2024
Rizokarpaso[31]	82,000	2023	Japan	Period[35]	$ 16,800	5.00%	November 2023	August 2024
Ammoxostos[32]	82,000	2024	Japan	Period[28]	$ 18,000	5.00%	January 2024	October 2024
Kerynia	82,000	2024	Japan	Period	$ 18,750	5.00%	January 2024	November 2024
Pedhoulas Farmer	82,500	2024	China	Period	$ 19,100	5.00%	July 2024	October 2024
Post-Panamax
Marina	87,000	2006	Japan	Period[18,25]	$ 13,097	5.00%	January 2024	December 2024
Xenia	87,000	2006	Japan	Period[18]	$ 16,900	5.00%	May 2024	September 2024
Sophia	87,000	2007	Japan	Spot[18]	$ 16,000	5.00%	June 2024	August 2024
				Spot[18,9]	$ 9,500	5.00%	August 2024	October 2024
Eleni	87,000	2008	Japan	Period[18,23]	$ 14,167	5.00%	January 2024	October 2024
Martine	87,000	2009	Japan	Spot[18,19]	$ 8,500	5.00%	July 2024	September 2024
Andreas K	92,000	2009	South Korea	Spot[18]	$ 16,000	5.00%	June 2024	August 2024
Agios Spyridonas	92,000	2010	South Korea	Period[18]	$ 19,000	5.00%	May 2024	September 2024
Venus Heritage[11]	95,800	2010	Japan	Spot[18]	$ 18,100	5.00%	June 2024	July 2024
				Spot[18]	$ 14,500	5.00%	July 2024	September 2024
Venus History[11]	95,800	2011	Japan	Spot[18]	$ 21,000	5.00%	June 2024	July 2024
				Spot[18]	$ 15,000	5.00%	July 2024	August 2024
Venus Horizon	95,800	2012	Japan	Spot[18]	$ 20,500	5.00%	May 2024	August 2024
Venus Harmony	95,700	2013	Japan	Period	$ 18,250	5.00%	January 2024	September 2024
Troodos Sun[16]	85,000	2016	Japan	Period[18]	$ 18,000	5.00%	May 2024	November 2024
Troodos Air	85,000	2016	Japan	Spot[18,22]	$ 20,000	5.00%	June 2024	July 2024
				Spot[18,37]	$ 12,250	5.00%	July 2024	August 2024
Troodos Oak	85,000	2020	Japan	Period	$ 15,350	5.00%	September 2023	October 2024
Climate Respect	87,000	2022	Japan	Period	$ 22,400	5.00%	May 2024	May 2025
Climate Ethics	87,000	2023	Japan	Period	$ 17,950	5.00%	November 2023	September 2024
Climate Justice	87,000	2023	Japan	Period	$ 21,500	5.00%	July 2023	June 2025
Capesize
Mount Troodos	181,400	2009	Japan	Period[18,34]	$ 20,000	5.00%	July 2024	May 2026
Kanaris	178,100	2010	China	Period [5]	$ 25,928	2.50%	September 2011	September 2031
Pelopidas	176,000	2011	China	Period[18,27]	$ 25,250	3.75%	June 2022	May 2025
Aghia Sofia[24]	176,000	2012	China	Period[18,17]	$ 26,000	5.00%	July 2024	February 2026
Lake Despina [7]	181,400	2014	Japan	Period[18,6]	$ 25,200	5.00%	February 2022	February 2025
Stelios Y	181,400	2012	Japan	Period[18,15]	$ 24,400	3.75%	November 2021	November 2024
				Period[18,29]	BCI 5TC * 117%	3.75%	November 2024	February 2027
Maria	181,300	2014	Japan	Period[18,30]	$ 25,950	5.00%	April 2024	March 2028
Michalis H	180,400	2012	China	Period[18,21]	$ 23,000	3.75%	September 2022	July 2025
TOTAL	4,634,100
CHARTERED-IN
Arethousa[33]	75,000	2012	Japan	Period	$ 18,450	5.00%	March 2024	August 2024
TOTAL	75,000
Orderbook
TBN	82,500	Q4 2024	China
TBN	82,000	Q2 2025	Japan
TBN	81,800	Q2 2026	Japan
TBN	81,800	Q3 2026	Japan
TBN	81,200	Q4 2026	China
TBN	81,800	Q4 2026	Japan
TBN	81,200	Q1 2027	China
TBN	81,800	Q1 2027	Japan
TOTAL	654,300

(1) For existing vessels, the year represents the year built. For any newbuilds, the date shown reflects the expected delivery dates.

(2) Quoted charter rates are the recognized daily gross charter rates. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rate represents the weighted average gross daily charter rate over the duration of the applicable charter period or series of charter periods, as applicable. In the case of a charter agreement that provides for additional payments, namely ballast bonus to compensate for vessel repositioning, the gross daily charter rate presented has been adjusted to reflect estimated vessel repositioning expenses. Gross charter rates are inclusive of commissions. Net charter rates are charter rates after the payment of commissions. In the case of voyage charters, the charter rate represents revenue recognized on a pro rata basis over the duration of the voyage from load to discharge port less related voyage expenses.

(3) Commissions reflect payments made to third-party brokers or our charterers.

(4) The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of July 19, 2024, the scheduled start dates. Actual start dates and redelivery dates may differ from the referenced scheduled start and redelivery dates depending on the terms of the charter and market conditions and does not reflect the options to extend the period time charter.

(5) Charterer of MV Kanaris agreed to reimburse us for part of the cost of the scrubbers and BWTS installed on the vessel, which is recorded by increasing the recognized daily charter rate by $634 over the remaining tenor of the time charter party.

(6) A period time charter for a duration of 3 years at a gross daily charter rate of $22,500 plus a one-off $3.0 million payment upon charter commencement. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at a gross daily charter rate of $27,500.

(7) MV Lake Despina was sold and leased back in April 2021 on a bareboat charter basis for a period of seven years with a purchase option in favor of the Company five years and six months following the commencement of the bareboat charter period at a predetermined purchase price.

(8) MV Vassos was sold and leased back in May 2022 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(9) A spot time charter at a daily gross charter rate of $9,500 for the first 75 day and at a gross daily charter rate linked to the BKI 1A times 107.5% thereafter plus ballast bonus of $0.1 million upon charter commencement.

(10) In March 2024, the Company entered into an agreement for the sale of MV Paraskevi 2 at a gross sale price of $20.3 million. The vessel is scheduled to be delivered to her new owners in July 2024.

(11) MV Zoe, MV Kypros Land, MV Venus Heritage and MV Venus History were sold and leased back in November 2019, on a bareboat charter basis, one for a period of eight years and three for a period of seven and a half years, with a purchase option in favor of the Company five years and nine months following the commencement of the bareboat charter period at a predetermined purchase price.

(12) A period time charter of five years at a daily gross charter rate of $11,750 for the first two years and a gross daily charter rate linked to the BPI-82 5TC times 97% minus $2,150, for the remaining period.

(13) A period time charter of five years at a daily gross charter rate of $13,800 for the first two years and a gross daily charter rate linked to the BPI-82 5TC times 97% minus $2,150, for the remaining period.

(14) MV Pedhoulas Cedrus was sold and leased back in February 2021 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(15) A period time charter for a duration of 3 years at a gross daily charter rate of $24,400. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at a gross daily charter rate of $26,500.

(16) MV Troodos Sun was sold and leased back in September 2021 on a bareboat charter basis for a period of ten years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(17) A period time charter for a duration of 18 to 21 months at a gross daily charter rate of $26,000. The charter agreement also grants the charterer an option to extend the period time charter for an additional duration of 18 to 21 months at the same gross daily charter rate.

(18) Scrubber benefit was agreed on the basis of consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is not included on the daily gross charter rate presented.

(19) A spot time charter at a daily gross charter rate of $8,500 for the first 75 day and at a gross daily charter rate linked to the BKI 1A times 107.5% thereafter.

(20) MV Pedhoulas Trader was sold and leased back in September 2023 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(21) A period time charter for a minimum duration of  three years at a gross daily charter rate of $23,000. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at the same gross daily charter rate.

(22) A spot time charter at a daily gross charter rate of $12,250 plus ballast bonus of $0.1 million upon charter commencement.

(23) A period time charter for a duration of 6 to 9 months at a daily gross charter rate of $8,250 for the first 50 days and a daily gross charter rate of $15,500 for the remaining period.

(24) MV Aghia Sofia was sold and leased back in September 2022 on a bareboat charter basis, for a period of five years  with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(25) A period time charter for a duration of 11 to 13 months at a daily gross charter rate of $11,250 for the first 60 days and a daily gross charter rate of $13,500 for the remaining period plus ballast bonus of $0.6 million upon charter commencement

(26) A period time charter for a duration of 10 to 12 months at a gross daily charter rate of $12,400. The charter agreement also grants the charterer an option to extend the period time charter for an additional duration of 10 to 12 months at a gross daily charter rate of $14,400.

(27) A period time charter for a duration of  three years at a gross daily charter rate of $25,250. The charter agreement also grants the charterer an option to extend the period time charter for an additional year  at the same gross daily charter rate.

(28) A period time charter for a duration of 9 to 12 months at a gross daily charter rate of $18,000. The charter agreement also grants the charterer an option to extend the period time charter for an additional duration of 9 to 12 months at a gross daily charter rate of $19,400.

(29) A period time charter for a duration of  two and a half  years at a gross daily charter rate linked to the BCI 5TC times 117%. The charter agreement also grants the charterer an option to extend the period time charter for an additional three years at a gross daily charter rate of $23,000.

(30) A period time charter for a duration of 48 to 60 months at a gross daily charter rate of $25,950. The charter agreement also grants the charterer an option to extend the period time charter for an additional duration of 12 to 30 months at a gross daily charter rate of $26,250.

(31) MV Rizokarpaso was sold and leased back in November 2023 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(32) MV Ammoxostos was sold and leased back in January 2024 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(33) In March 2023, the Company entered into an agreement to sell MV Efrossini, a 2012 Japanese-built, Panamax class vessel to an unaffiliated third party at a gross sale price of $22.5 million. The sale was consummated in July 2023, and upon delivery of the vessel to her new owners, renamed MV Arethousa, she was immediately chartered back by the Company at a gross daily charter rate of $16,050 for a period of ten to fourteen months. In July 2024 the Company extended the period of the charter agreement for a duration of five to seven months at a gross daily charter rate of $15,500 commencing from September 2024.

(34) A period time charter for a duration of 22 to 26 months at a gross daily charter rate of $20,000. The charter agreement also grants the charterer an option to extend the period time charter to a total duration of 34 to 36 months at the same gross daily charter rate.

(35) A period time charter for a duration of 9 to 12 months at a gross daily charter rate of $16,800. The charter agreement also grants the charterer an option to extend the period time charter for an additional duration of 9 to 12 months at a gross daily charter rate of $18,300.

(36) A period time charter for a duration of 10 to 13 months at a daily gross charter rate of $14,500 for the first 45 days and a daily gross charter rate of $18,050 for the remaining period.

(37) A spot time charter at a daily gross charter rate of $12,250 plus ballast bonus of $0.1 million upon charter commencement.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.C” and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, business disruptions due to natural disasters or other events, such as the recent COVID-19 pandemic, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, changes in TCE rates, changes in fuel prices, risks associated with operations outside the United States, general domestic and international political conditions, uncertainty in the banking sector and other related market volatility, disruption of shipping routes due to political events, risks associated with vessel construction and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertakings to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President

Safe Bulkers, Inc.

Tel.: +30 21 11888400

+357 25 887200

E-Mail:directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail:safebulkers@capitallink.com